ROYAL INVEST INTERNATIONAL CORP.
116 Court Street, Suite 707
P.O. Box 1666
New Haven, Connecticut 06507

 Mail Stop 3010

January 8, 2010

Filed via EDGAR

Ms. Cicely LaMothe, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Royal Invest International Corp.
           File No. 000-27097
           Form 10-K for the year ended December 31, 2008
                   Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009

Dear Ms. LaMothe:

On behalf of Royal Invest International Corp., Commission File Number 000-27095 (hereinafter "the Company"), I Jerry Gruenbaum the CEO, hereby in accordance with your letter dated December 15, 2009, state as follows:

●  Form 10-K for the Fiscal Year Ended December 31, 2008

     Financial Statements

     Note 3 – Summary of Significant Accounting Policies

 Derivative Instruments, page 32

1.
In future filings we will disclose the terms of the hedging contract which the credit facility is subject to, including the notional amount, how the contract is reported, and how the contract and related hedge affected the financial statements.

Note 5 – Real Estate Transactions

2.	The controlling shareholders prior to the issuance of common stock in the acquisitions are as follows:

Muermans VastGoed Roermond BV	5,000,000 shares	44.6%
Grassy Knoll Associates LLC	1,167,934 shares	10.4%
Pinnacle Associates LLC	1,883,410 shares	16.8%
Amstel Holdings BV LTD	715,476 shares	6.4%

Grassy Knoll, Pinnacle Associates, and Amstel Holdings are controlled by the Royal Invest International Corp’s (the “Company”) CEO and CFO, who are also the Company’s sole Board of Directors.

ECM Hoff Holding BV did not own any shares and held no officer or Director positions in the Company.

Muermans did not hold any officer or Director positions in the Company.

The controlling shareholders subsequent to the acquisitions are as follows:

ECM Hoff Holding BV	74,471,320 shares	49.6%
Muermans VastGoed Roermond BV	64,311,414 shares	42.8%

For accounting purposes there was no change in control of the Company as the Chief Executive Officer and Chief Financial Officer as well as the members of the Board of Directors of the Company were the same individuals prior and subsequent to the acquisitions of the target companies and properties.

3.
The common stock issued in the acquisitions of Alfang BV, Amogb BV and the individual properties which closed on December 27, 2007, was based on the number of shares agreed to on the dates the Definitive Purchase Agreements were finalized.  At the time the Definitive Purchase Agreements were entered into appraisals were obtained on all of the properties.  As the Company’s common stock is thinly traded it was determined that the appraised values of the properties was more clearly evident and, thus, more reliably measurable as allowed pursuant to paragraph 105 of FAS No. 141 Accounting For Asset Acquisitions.  The acquisitions and value assigned to the shares of stock are summarized below:

Company Acquisitions:

Alfang BV – a definitive purchase agreement was entered into on July 25, 2007 as disclosed in the filing of Form 8-K on August 15, 2007.  The fair value of the assets acquired was $22,633,833 consisting of cash of $100,577, accounts receivable of $589,384, value added tax receivable of $4,494 and land and building appraised at $21,939,378.  The Company also assumed liabilities of $19,566,020.  The net assets acquired of $3,067,813 were paid for with cash of $1,042,813 and 1,687,500 shares of common stock as payment of the final $2,025,000.  As the Company’s common stock was thinly traded the appraised value was more reliably measurable and therefore utilized to record the acquisition.

Amogb BV – a definitive purchase agreement was entered into on September 6, 2007 as disclosed in the filing of Form 8-K on January 14, 2008.  The fair value of the assets acquired was $20,094,828 consisting of accounts receivable of $9,156, and land and building appraised at $20,085,672.  The Company also assumed liabilities of $13,265,330.  The net assets acquired of $6,829,498 were paid for with cash of $4,639,498 and 2,190,000 shares of common stock as payment of the final $2,190,000.  As the Company’s common stock was thinly traded the appraised value was more reliably measurable and therefore utilized to record the acquisition.

Property Acquisitions:

A definitive purchase agreement to acquire six (6) properties was entered into on May 25, 2007 as disclosed in the filing of Form 8-K on August 13, 2007.  The fair value of the properties acquired was $48,481,976.  The purchase price was paid with bank borrowings of $37,186,263, the issuance of a note payable of $1,575,448 the issuance of 1,000 shares of preferred stock valued at $1, and the issuance of 97,202,653 shares of common stock as payment of the final $9,720,264.  As the Company’s common stock was thinly traded the appraised value was more reliably measurable and therefore utilized to record the acquisition.

A definitive purchase agreement to acquire the Schepersmaat property was entered into on March 13, 2007 and revised on July 12, 2007 as disclosed in the filing of Form 8-K on August 15, 2007.  The fair value of the property acquired was $37,279,869.  The purchase price was paid with bank borrowings of $27,766,308, the issuance of a convertible note payable of $5,052,950 and the issuance of 21,465,885 shares of common stock as payment of the final $4,460,611.  As the Company’s common stock was thinly traded the appraised value was more reliably measurable and therefore utilized to record the acquisition.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum
Chief Executive Officer

cc: Jorge L. Bonilla, Senior taff Accountant